

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2011

<u>Via E-mail</u>
Andriy Korobkin
Chief Executive Officer
Development Capital Group, Inc.
6029 Paseo Acampo
Carlsbad, CA 92009

> **Re: Development Capital Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 16, 2011**
> **File No. 333-174240**

Dear Mr. Korobkin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

2. An updated accountant's consent should be included as an exhibit in any amendments to the filing.

3. Please move the location of your financial statements so they are included in the prospectus and are located just prior to the back cover page of the prospectus and the beginning of Part II of the registration statement. Please also revise the cross-reference in the Financial Statements and Supplemental Data section on page 18 accordingly.

Registration Statement Cover Page

4. Please revise to indicate that the offering is subject to Rule 415 of the Securities Act of 1933 by checking the applicable box or advise.

5. Please revise to indicate whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company by checking the appropriate box.

6. Please revise footnote 1 to the Calculation of Registration Fee table to specify the provision of Rule 457 of the Securities Act of 1933 relied upon.

7. Please revise to move the final paragraph on the registration statement cover page to the prospectus cover page.

Prospectus Summary, page 4

Our Business, page 4

8. Please revise to provide a more detailed summary of your business and current operations to include the steps you have taken to date to become an operating company.

9. We note that it appears that certain of your officers are involved in other business endeavors. Please revise to quantify the portion of time that your officers expect to devote to you on a going forward basis.

10. We note your disclosure in the third risk factor on page 6 that you anticipate $36,000 of working capital requirements over the next six months. We also note your cash balance as of March 31, 2011 and your estimated offering expenses of approximately $21,000. Please revise to disclose your monthly "burn rate" and the month you will run out of funds without additional capital. Also revise to state, if true, that you must raise additional funding in order to continue operations and disclose the amount of funds and uses for those funds that you will need for the next twelve months to maintain your business and current operations.

Description of our Common Stock, page 5

11. We note your disclosure in the first sentence of this section that your authorized capital stock consists of 500,000,000 shares of common stock and 10,000,000 shares of preferred stock. We note similar disclosure in the Description of Securities section on page 14. We also note that Article IV of your Articles of Incorporation appear to authorize only 500,000,000 shares. Please revise or advise as to the inconsistency between the disclosure in this section, the Description of Securities section and your Articles of Incorporation.

Risk Factors, page 6

12. We note your disclosure in the third full risk factor on page 7 regarding third party truck operators and compliance with government regulations. Please advise whether third party truck operator availability and performance are also material risks to you based upon your business and current operations. If so, please revise to create risk factors to discuss each of these risks.

13. Please revise to include a risk factor to disclose that your management does not devote 100% of their time to company affairs and disclose how much time each person will devote to your business each week or month.

14. Please revise to include a risk factor to disclose, if true, that your officers and directors have no experience managing a public company which is required to establish and maintain disclosure controls and procedures and internal control over financial reporting.

15. We note your disclosure in the third risk factor on page 6 that you need additional financing to complete the development of your business plan. Revise to include a risk factor to disclose, if true, that additional issuances of common stock may be necessary as part of the implementation of your business plan which would result in dilution to existing shareholders.

16. Please revise to include a risk factor to disclose that your officers are not currently receiving any salary compensation and disclose what salary compensation they ultimately expect to receive. That will help investors evaluate your financial statements.

17. We note your disclosure in the Conflicts of Interest section on page 21. To the extent this presents a material risk to your business, please revise to include a risk factor which discusses this risk.

Risks Related to Our Financial Condition and Business Model, page 6

We are an early stage trucking company, page 6

18. We note your disclosure that you are an early stage trucking company. Please reconcile such disclosure with the last sentence of this risk factor which references that you are an early stage technology company.

We will need additional capital, page 6

19. Please revise to quantify your expected near term and long term additional financing requirements which are necessary to implement your business plan.

20. Please revise to quantify the anticipated costs of being a public company and clarify, if true, that you may not be able to absorb the costs of being a public company.

Should we lose the services of our key executives, page 7

21. Please revise this risk factor to state whether you have an employment agreement in place with any of your key executives.

We will encounter competition from other trucking companies, page 7

22. In the fourth sentence, please clarify the meaning of the phrase "develop new modalities and processes" and how the development of such items relates to your trucking business.

Although we will be a mandatory reporting company under Section 15(d), page 8

23. Please revise the date reference in the risk factor heading to comply with the requirements of Section 15(d) of the Securities Exchange Act of 1934. In this regard, we note that you have referenced March 31, 2011 rather than March 31, 2012. Please also revise the Reports to Shareholders section on page 19 accordingly.

Note Regarding Forward-Looking Statements, page 9

24. Please revise the final sentence of the last paragraph to clarify that forward-looking statements made by penny stock issuers are also excluded from the safe harbor.

Selling Security Holders, page 10

25. We note that the disclosure in the second paragraph and the table in this section appears inconsistent with the disclose set forth in the Recent Sales of Unregistered Securities section on page 27. Please revise the disclosure in each of these sections for consistency or advise. Additionally, given your disclosure in the last paragraph on page 5 and elsewhere in the prospectus that there are 11,228,000 issued and outstanding shares of common stock, it appears that the 1,100,000 shares being registered represent less than 26% of your total outstanding common shares. Please revise the third paragraph of this section accordingly or advise.

26. Please revise footnote 5 to indicate that Lidiya Tregub is also your secretary, treasurer and a director. Refer to Item 507 of Regulation S-K. Please also revise the last sentence on page 10 as appropriate or advise.

Plan of Distribution, page 12

27. Please revise this section to state that the selling security holders may be deemed underwriters.

OTCBB Considerations, page 13

28. We note your disclosure in the first paragraph that you expect that your common stock will be traded on the Over-the-Counter Bulletin Board after your registration statement is declared effective. Please revise to add balancing language that you will require the assistance of a market maker to apply for quotation and there is no guarantee that a market maker will agree to assist you. Additionally, please revise your disclosure to define "piggyback" quotes and how your securities will thereafter trade on the OTCBB.

Business, page 15

Our Company, page 15

29. Please revise to describe in greater detail your business and current operations at the time of effectiveness so that investors may evaluate your business plan. In this regard, we note your current operations appear to be focused on three principle services: (i) truckload (ii) less than truckload, and (iii) logistics. Please revise to describe in greater detail each principle service and your current operations within each service. To the extent you discuss your future plans for operation, the discussion should be balanced with a time frame for implementing future plans and any obstacles involved before you can commence the planned operations.

30. We note your disclosure that from December 1, 2010 to the present you have designed and developed your website. We also note, however, that the included website address of www.developmentcapital.com does not appear to be functional and the domain is for sale. Please advise and, to the extent appropriate, revise or remove any associated disclosure such as in the last paragraph of the prospectus cover page.

31. Please revise to include a section on competitive business conditions and your competitive position within the industry and methods of competition. Refer to Item 101(h)(4)(iv) of Regulation S-K.

32. Please revise to include a section on your employees and specifically the number of total employees and the number of full-time employees. Refer to Item 101(h)(4)(xii) of Regulation S-K.

Our Customers, page 16

33. We note your disclosure in the Our Company section on page 15 that you currently have four business customers. For each principle service, please revise to discuss in greater detail your dependence on one or a few major customers. Refer to Item 101(h)(4)(vi) of Regulation S-K.

34. Please revise the second paragraph of this section to discuss the contracts you have with customers as opposed to transportation providers and freight brokers or advise. In this regard, we note that only the agreement with Royal Bees Company appears to be an agreement with a customer. Please also disclose whether you have any agreements in place with your three other customers.

35. We note that in the third paragraph that you have provided certain third-party website addresses. Please delete those references or advise. Please also revise the third paragraph to disclose in greater detail your plans to locate new customers. In this regard, we note your Plan of Operations section on page 18 details certain of those plans.

Our Transportation Provider Network, page 16

36. Please revise your disclosure to discuss what is meant by "a network of twenty transportation providers." Additionally, please revise this section to clarify whether your quality control program is in place. In this regard, we note disclosure such as "[i]n other transportation modes" and "we plan to collect." If your quality control program is not yet in place and you have not obtained the documentation discussed in the first paragraph of this section, please revise your disclosure to clarify this fact and discuss when you plan to initiate such quality control program and obtain such documentation.

Pricing, page 17

37. We note your principle services appear to generate revenue from three different types of fees: (i) mark-up fees (ii) fixed fees, and (iii) freight brokers fees. Please revise to discuss in greater detail each fee type so that investors can get a better understanding how you anticipate generating revenue. In this regard, please revise to discuss the typical mark up, the typical percentages related to fixed fees and freight broker fees and how increases in fuel costs are allocated between you, the customer and the third party network provider. Please also discuss the pricing under your Material Contracts such as what pricing you have received to date on your contract with Safe Cargo, the agreed upon rate and commission between you and Royal Bees and the rates and charges that are in conformity with the Federal Motor Carrier Safety Administration and other carriers.

Management's Discussion and Analysis of Financial Condition, page 17

Liquidity, page 18

38. We note your disclosure in the third risk factor on page 6 that you anticipate $36,000 of working capital requirements over the next six months. We also note your cash balance as of March 31, 2011 and your estimated offering expenses of approximately $21,000. Please revise to quantify your expected near term and long term financing requirements which are necessary to implement your business plan, the timing of such demands, and the impact on the company if the funding cannot be obtained.

39. We note your disclosure in the first sentence of the first paragraph of this section that you raised $20,200 from private offerings. Please reconcile such amount with the Recent Sales of Unregistered Securities section on page 27 which appears to disclose private sales in an aggregate amount of $11,900 or advise.

Plan of Operations, page 18

40. Please revise to include a more detailed plan of operation for the next twelve months and then to the point of generating revenues. In this regard, we note your disclosure in the second paragraph on page 18 that you do not except to generate "material revenues" until the second quarter of 2012. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation.

41. Please also reconcile the disclosure in the second paragraph of this section that the cost of your 12 month plan is $10,000 and that you will fund this amount from operations with your disclosure in the third risk factor on page 6 that you anticipate $36,000 of working capital requirements over the next six months, the disclosure in the Liquidity section that you estimate approximately $1,500 of monthly costs to travel to prospective brokers and transportation providers and the fact that you estimate offering expenses of $21,000 and have $16,930 in assets on your balance sheet.

Directors, Executive Officers, Promoters, and Control Persons, page 20

42. We note that it appears that certain of your officers are involved in other business endeavors. In this regard, we note your disclosure in the Conflicts of Interest section on page 21. If an officer is not employed on a full time basis by you, please revise the respective biography to clarify the other business activities in which they are concurrently engaged or advise.

Code of Ethics, page 22

43. Please disclose when you plan to adopt a Code of Ethics.

Executive Compensation, page 24

Summary Compensation Table, page 24

44. Please fill in the omitted information from the "Title" and "Year" columns.

45. Please confirm that the amounts listed in the "Stock Awards" column have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. In this regard, we note that the included disclosure appears to be the number of shares granted not the aggregate grant date fair value. Please also revise the "Total" column accordingly. Additionally, please revise to include a footnote disclosing all assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management's Discussion and Analysis. Refer to Item 402(n)(2)(v) of Regulation S-K and Instruction 1 thereto.

46. Please reconcile the disclosure in the table detailing a stock award to Mrs. Korobkin of 4,000,000 shares with footnote 1 which discloses a grant of 4,000,0000 shares.

47. Please revise to provide a narrative to the summary compensation table. Refer to Item 402(o) of Regulation S-K. In this regard, we note your disclosure in the Pension, Retirement or Similar Benefit Plans section on page 24 that you have entered into employment agreements with your executive officers. Please revise to disclose the material terms of each such agreement. Please also file copies of the agreements as material contracts. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Part II

Signatures, page 33

48. Please revise the second half of your signature page to include the signature of your principal executive officer, principal financial officer and your controller or principal accounting officer. To the extent the listed signatories are also signing in the aforementioned capacities, please revise to clarify. Refer to Instruction 1 to Signatures on Form S-1.

Financial Statements, page F-1

Statement of Stockholders' Equity, page F-6

49. We note from the statement of stockholders' equity and your disclosure in Note 6 that the number of shares of common stock outstanding as of March 31, 2011 is 4,040,000. However, it appears from your disclosures on page 5 and elsewhere that you have 11,228,000 shares of common stock outstanding as of March 31, 2011. Please revise the statement of stockholders' equity to disclose all issuances of common stock from the period September 27, 2010 through March 31, 2011 including the 8,000,000 shares issued to the founders in September 2010 and the shares issued for services in October 2010 and February 2011.

Exhibit 3.2

50. We note your disclosure throughout the registration statement that your bylaws provide certain indemnification rights for your directors and officers. We were unable to locate such provisions in your bylaws. Please direct us to the applicable provisions or advise.

Exhibit 5.1

51. Please revise the first sentence of the second paragraph of the opinion to clarify that you have relied upon such records, documents and other instruments as to factual matters only.

52. Please revise the final paragraph of your opinion to clearly consent to being named in the registration statement. In this regard, we note the section of the prospectus in which you are named is titled "Interests of Named Experts and Counsel" and not "Experts."

Exhibit 10.1

53. Please advise why a Form of Subscription Agreement has been filed as a material contract.

Exhibit 10.2

54. We note that Section 6(a) references an attached rate schedule. Please refile to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes, and appendixes or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3574 with any other questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor